15025773

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section MAR 16 2015 Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68146

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/14** (mm/dd/yy) AND ENDING **12/31/14** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Funding Circle Securities, LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 Front St, Floor 4
(No. and Street)

San Francisco (City) **California** (State) **94111** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Spack **415-591-7778**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John Miller, CPA
(Name – if individual, state last, first, middle name)

175 S. Third Street, Suite 200 (Address) **Columbus** (City) **Ohio** (State) **43215** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **David Spack**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Funding Circle Securities, LLC**, as of **December 31, 2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Compliance Officer

Title

CHERYL MERIL
Commission No. 1990475
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires OCTOBER 3, 2016

Notary Public

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA COUNTY OF San Francisco

Subscribed and sworn to (or affirmed) before me on this 13 day of March, 2015 by David Spack

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(Signature of Notary)

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Funding Circle Securities, LLC

Annual Audit Report

December 31, 2014

Funding Circle Securities, LLC

December 31, 2014

Table of Contents

JOHN S. MILLER, CPA
375 S Third St., Suite 200
Columbus OH, 43215

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Funding Circle Securities, LLC:

I have audited the accompanying financial statements of Funding Circle Securities, LLC (a Limited Liability Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Funding Circle Securities, LLC's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Funding Circle Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information presented by Funding Circle Securities LLC as supplemental information pursuant to Securities and Exchange Commission Rule 17a-5(d)(2)(ii) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Funding Circle Securities LLC's financial statements. The Supplemental Information is the responsibility of Funding Circle Securities LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

JOHN S. MILLER, CPA

Columbus, Ohio

March 13, 2015

FUNDING CIRCLE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

Cash	$ 13,119
Prepaid Assets	3,494
Total assets	$ 16,613

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:	
Accounts payable and accrued liabilities	$ 3,896
Total liabilities	3,896
Commitments and contingencies	
Member's capital	12,717
Total liabilities and member's capital	$ 16,613

FUNDING CIRCLE SECURITIES, LLC

STATEMENT OF OPERATIONS

for the year ended December 31, 2014

Revenue		-
Expenses		
Professional Fees	$	2,642
Regulatory Fees		8,052
Operating expenses		1,865
Total expenses		12,559
Net loss	$	(12,559)

FUNDING CIRCLE SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

for the year ended December 31, 2014

Member's capital, beginning of year	$	9,115
Contributions		16,161
Net loss		(12,559)
Member's capital, end of year	$	12,717

FUNDING CIRCLE SECURITIES, LLC

STATEMENT OF CASH FLOWS

for the year ended December 31, 2014

Cash flows from operating activities:	
Net loss	$ (12,559)
Change in operating assets and liabilities:	
Prepaid Expense	[3,494]
Accounts payable and accrued expenses	745
Net cash used in operating activities	(15,308)
Cash flows from financing activities:	
Contributions from member	16,161
Net cash provided by financing activities	16,161
Net increase in cash	853
Cash, beginning of year	12,266
Cash, end of year	$ 13,119
Supplemental information:	
Income taxes paid	$ -

Funding Circle Securities, LLC

Notes to the Financial Statements

December 31, 2014

1. **Organization and Summary of Accounting Policies**

Organization and Nature of Business

Funding Circle Securities, LLC (formerly known as DSRM Brokerage, LLC) (the "Company") is a Delaware Limited Liability Company formed on December 17, 2008 with a perpetual term of existence and limited liability in accordance with the firm's operating agreement and relevant state law. The Company is a foreign LLC registered to do business in California.

The Company became a member of the Financial Industry Regulatory Authority on March 22, 2010. The Company is a private placement broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"), and is regulated by the Financial Industry Regulatory Authority ("FINRA").

The Company conducts a securities business limited to private placement of securities.

Basis of Presentation

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Cash

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

The Company does not expect any recent accounting pronouncements to have any material impact on its financial condition or results of operations.

2. Net Capital

The Company is a member firm of FINRA, and is subject Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. Under this rule, the Company is required to maintain minimum "Net Capital" of the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as these terms are defined, and maintain a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of 15 to 1. Net Capital and Aggregate Indebtedness change daily. The Company had Net Capital of $9,223 as December 31, 2014 which exceeded the regulator requirement of $5,000 by $4,223. The ratio of Aggregate Indebtedness to Net Capital was 42.2 to 1 at December 31, 2014.

3. Income Taxes

The Company was formed as a Delaware Limited Liability Company ("LLC"). LLC's are not taxable entities and are treated in the same manner as a partnership for federal and state income tax purposes. Federal and state income tax statutes require that the income or loss of the LLC be included in the tax returns of the individual members.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, local, and foreign jurisdictions, where applicable. As of December 31, 2014, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations is from the year 2011 forward.

4. Related Party Transactions

During 2014, the Company entered into an Expense Sharing Agreement with Funding Circle USA (Funding Circle). Pursuant to that agreement, except for certain regulatory and audit fees, all expenses were paid for and recorded by Funding Circle. During the year ended December 31, 2014, Funding Circle paid certain expenses, including (a) employee compensation and benefits, (b) office and equipment leases, (c) marketing and business development and (d) other general and administrative expenses. During 2014, Funding Circle USA, Inc. paid $122,869 in expenses for Funding Circle Securities under the expense sharing agreement. The agreement does not require any reimbursement by the Company.

5. Subsequent Events

On January 6, 2015, a payment of $50,000 was made by Funding Circle USA which finalized the

acquisition of Funding Circle Securities. Funding Circle USA, Inc. now owns 100% Funding Circle Securities, LLC. The Company's Continuing Membership Application was approved, and its new FINRA Membership Agreement was signed on January 7, 2015.

As a result of this ownership change, the Company is now a single member LLC, and is a disregarded entity for federal income tax purposes.

Funding Circle USA, Inc. made capital contributions of $20,000, $10,000 and $50,000 to the Company on January 19, 2015, January 23, 2015, and February 4, 2015 respectively. The purpose of these contributions is to ensure that the Company has sufficient capital to cover any future regulatory or other fees for which it may be directly responsible.

Funding Circle Securities, LLC
Schedule I

SUPPLEMENTAL INFORMATION

DSRM BROKERAGE LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

for the year ended December 31, 2014

Net capital:		
Total member's capital		$ 12,717
Less: Non-allowable assets		
Prepaid expense		3,494
Total non-allowable assets		3,494
Net Capital		**9,223**
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued liabilities	$ 3,896	
Total aggregate indebtedness (A.I.)		$ 3,896
Computation of basic net capital requirement, greater of:		
Minimum net capital required (6-2/3% of A.I.)	-	- $ 260
Minimum dollar requirement		$ 5,000
Excess net capital		$ 4,223
Net capital less greater of 10% of A.I. or 120% of minimum dollar requirement		3,223
Ratio: Aggregate indebtedness to net capital		42.2%

Reconciliation with Company's Net Capital Computation
(Included in Unaudited Part II of Form X-17A-5 as of December 31, 2014)

Net Capital, as reported in Company's Unaudited Part II of Form X-17A-5 as of December 31, 2014	$	11,219
Net increase in accounts payable and accrued liabilities		[1,996]
Net Capital Per Above Computation	**$**	**9,223**

Funding Circle Securities, LLC
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2014

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). The Company does not accept or handle customer funds or securities.

JOHN S. MILLER, CPA
375 S Third St., Suite 200
Columbus OH, 43215

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Funding Circle Securities, LLC

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Funding Circle Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Funding Circle Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: k(2(i) (the "exemption provisions") and (2) Funding Circle Securities, LLC stated that Funding Circle Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Funding Circle Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Funding Circle Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

John S. Miller, CPA

Columbus, Ohio

March 13, 2015

A PCAOB REGISTERED FIRM

Funding Circle Securities
Affiliated broker-dealer of **Funding Circle**

March 9, 2015

SEA 15c3-3 Exemption Report

I, David Spack, Chief Compliance Officer of Funding Circle Securities, LLC (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption to SEA §240.15c3-3;

2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year ending December 31, 2014 without exception;

3. In its 2014 FOCUS reports, the Company incorrectly reported the k(1) exemption to SEA §240.15c3-3 instead of the k(2)(i) exemption.

Respectfully submitted,

David Spack
Chief Compliance Officer